FOURTH AMENDMENT TO LOAN AND SECURITY AGREEMENT

THIS FOURTH AMENDMENT TO LOAN AND SECURITY AGREEMENT (this "Amendment") is made and entered into this 14th day of March, 2003, by and among **THE DIXIE GROUP, INC.**, a Tennessee corporation ("Borrower"); each of the subsidiaries of Borrower as guarantors ("Guarantors"); **FLEET CAPITAL CORPORATION**, a Rhode Island corporation ("Agent"), in its capacity as collateral and administrative agent for the various financial institutions party thereto from time to time (the "Lenders"); Lenders; and **CONGRESS FINANCIAL CORPORATION (SOUTHERN)**, as Co-Agent ("Co-Agent").

Recitals:

Agent, Co-Agent, Lenders and Borrower are parties to a certain Loan and Security Agreement dated May 14, 2002, as amended by (i) that certain letter agreement dated September 17, 2002, (ii) that certain letter agreement dated January 21, 2003, and (iii) that certain letter agreement dated March 7, 2003 (as at any time amended, the "Loan Agreement"), pursuant to which Lenders have made certain revolving credit and term loans and other extensions of credit to Borrower.

The parties desire to amend the Loan Agreement as hereinafter set forth to reflect, among other things (i) the reduction of the Revolver Commitments, (ii) the extension of an additional term loan to Borrower, and (iii) the release of certain Availability Reserves in connection with the payment of the Fabrica Payment due under the Fabrica Purchase Documents.

NOW, THEREFORE, for TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby severally acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.   **Definitions.** All capitalized terms used in this Amendment, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Loan Agreement.

2.   **Amendments to Loan Agreement.** The Loan Agreement is hereby amended as follows:

(a)   By deleting Section 1.2 of the Loan Agreement in its entirety and by substituting the following new Section 1.2 in lieu thereof:

1.2. Term Loan Facility.

1.2.1. <u>Term Loan A</u> Subject to and upon the terms and conditions herein set forth, each Lender severally agrees to make to Borrower a Term Loan A Advance in an amount not to exceed such Lender's Term Loan A Commitment. Term Loan A shall be comprised of Term Loan A Advances in the aggregate principal amount of $40,000,000 and shall be funded by Lenders on the Closing Date, concurrently with Lenders' funding of their initial Revolver Loans. The proceeds of the Term Loan A Advances shall be used by Borrower solely for purposes for which the proceeds of the Revolver Loans are authorized to be used. The Term Loan A Commitment of each Lender shall expire on the funding by such Lender of its Term Loan A Advance. Borrower shall not be entitled to reborrow any amounts repaid with respect to the Term Loan A Advances. Each Lender shall make its Term Loan A Advance available to Agent in immediately available funds, to such account of Agent as Agent may designate, not later than 12:00 noon on the Closing Date. After the Agent's receipt of the proceeds of such Term Loan A Advance, and upon satisfaction of the conditions precedent set forth in **Section 10** hereof, Agent shall make the proceeds of all such Term Loan A Advances available to Borrower on the Closing Date by transferring same day funds equal to the proceeds of such Term Loan A Advances received by Agent to an account designated by Borrower in writing.

1.2.2. <u>Term Loan B</u> Subject to and upon the terms and conditions herein set forth, on March 14, 2003, each Lender severally agrees to make to Borrower a Term Loan B Advance in an amount not to exceed such Lender's Term Loan B Commitment. Term Loan B shall be comprised of Term Loan B Advances in the aggregate principal amount of $4,550,951.72. The proceeds of the Term Loan B Advances shall be used by Borrower solely for purposes for which the proceeds of the Revolver Loans are authorized to be used. The Term Loan B Commitment of each Lender shall expire on the funding by such Lender of its Term Loan B Advance. Borrower shall not be entitled to reborrow any amounts repaid with respect to the Term Loan B Advances. All of the Term Loan B Advances shall initially be Base Rate Loans. Each Lender shall make its Term Loan B Advance available to Agent in immediately available funds, to such account of Agent as Agent may designate, not later than 12:00 noon on March __, 2003. After the Agent's receipt of the proceeds of such Term Loan B Advance, and upon satisfaction of the conditions precedent set forth in **Section 10** hereof, Agent shall make the proceeds of all such Term Loan B Advances available to Borrower on March 14, 2003, by transferring same day funds equal to the proceeds of such Term Loan B Advances received by Agent to an account designated by Borrower in writing.

1.2.3. Term Note A. Borrower shall execute and deliver to Agent on behalf of each Lender a promissory note substantially in the form of **Exhibit B** attached hereto and made a part hereof (such promissory note together with any new notes issued pursuant to **Section 13.3.2** upon the assignment of any portion of any Lender's Term Loan A Advance, being hereinafter referred to collectively as the "Term Notes A" and each of such promissory notes being hereinafter referred to individually as a "Term Note A"), to evidence such Lender's Term Loan A Advance to Borrower, in original principal amounts equal to the amount of such Lender's Term Loan A Commitment. Each Term Note A shall provide for payment of the Term Loan A Advance evidenced thereby as specified in **Section 4.3** hereof.

1.2.4. Term Note B. Borrower shall execute and deliver to Agent on behalf of each Lender, on March 14, 2003, a promissory note substantially in the form of **Exhibit B-2** attached hereto and made a part hereof (such promissory note together with any new notes issued pursuant to **Section 13.3.2** upon the assignment of any portion of any Lender's Term Loan B Advance, being hereinafter referred to collectively as the "Term Notes B" and each of such promissory notes being hereinafter referred to individually as a "Term Note B"), to evidence such Lender's Term Loan B Advance to Borrower, in original principal amounts equal to the amount of such Lender's Term Loan B Commitment. Each Term Note B shall be dated March 14, 2003, and shall provide for payment of the Term Loan B Advance evidenced thereby as specified in **Section 4.3** hereof.

(b)   By deleting Section 4.3.1 of the Loan Agreement in its entirety and by substituting the following new Section 4.3.1 in lieu thereof:

4.3.1. Payment of Principal. The principal amount of Term Loan A shall be paid in consecutive quarterly installments on the first day of each Fiscal Quarter, commencing May 1, 2003, the first 16 of which shall each be in an amount equal to $1,206,514 each (which amount shall be distributed by Agent to each holder of a Term Note A based upon their Pro Rata shares of such amount), and the final installment of which shall be in an amount equal to such holder's Pro Rata share of the remaining principal balance of Term Loan A and shall be payable on the Commitment Termination Date. The principal amount of Term Loan B shall be paid in consecutive quarterly installments on the first day of each Fiscal Quarter, commencing May 1, 2003, the first 16 of which shall each be in an amount equal to $162,534 each (which amount shall be distributed by Agent to each holder of a Term Note B based upon their Pro Rata shares of such amount), and the final installment of which shall be in an amount equal to such holder's Pro Rata share of the remaining principal balance of Term Loan B and shall be payable on the Commitment Termination Date. Each principal installment on the Term Loans shall be payable to Agent for the account and Pro Rata benefit of each Lender. Each

Term Loan Advance, if not sooner paid, shall be due and payable in full on the Commitment Termination Date.

(c)   By deleting the reference to "$2,500,000" that is contained in Section 7.1.2(ii) of the Loan Agreement and by substituting in lieu thereof a reference to "$5,000,000."

(d)   By adding the following new subsection (xii) to Section 9.1.2 of the Loan Agreement that reads as follows:

(xii)   of the issuance of any payment blockage notice by any Person in connection with any of the Subordinated Debt Documents.

(e)   By adding a new Section 9.1.15 to the Loan Agreement that reads as follows:

9.1.15. <u>Masland Subsidiary</u>. So long as no Event of Default exists at the time or would result therefrom, if the Masland Subsidiary is formed as required by the Noteholders Documents, Agent and Lenders shall consent to the formation of the Masland Subsidiary, subject to the receipt by Agent and Lenders of (i) a joinder agreement pursuant to which the Masland Subsidiary will become a Guarantor, or if determined by Agent, Lenders and Borrower, a Borrower, under this Agreement, (ii) a duly executed security agreement pursuant to which the Masland Subsidiary will grant to Agent, for the ratable benefit of Lenders, a first priority, perfected security interest and Lien upon all of its assets, (iii) copies of all Organization Documents of the Masland Subsidiary, and (iv) such other agreements, documents and instruments as Agent and Lenders may require.

(f)   By adding the following new subsection (xi) and the following paragraph to Section 9.2.3 of the Loan Agreement that reads as follows:

(xi)   the Senior Secured Notes.

In addition to the foregoing restrictions, Borrower shall not permit the aggregate outstanding principal balance of (i) Senior Funded Debt to exceed at any time the Designated Amount of such Senior Funded Debt; or (ii) all Funded Debt to exceed at any time the result of (A) $235,000,000 minus (B) all Debt Principal Payments in respect of such Funded Debt. In addition to the foregoing restrictions, Borrower shall seek to prevent Chroma Systems from creating, incurring, assuming, guaranteeing or permitting to exist any Debt, other than in the Ordinary Course of Business of Chroma Systems or mortgage Debt in an aggregate principal amount not to exceed $7,500,000.

(g)   By adding a new subsection (xiii) to Section 9.2.5 of the Loan Agreement, immediately after subsection (xii) of Section 9.2.5 thereof, that reads as follows:

(xiii)   Liens in favor of Noteholder Agent to secure the payment and performance of the Senior Secured Notes to the extent permitted by the Noteholders Intercreditor Agreement.

(h)   By deleting Section 9.2.7 of the Loan Agreement and by substituting the following new Section 9.2.7 in lieu thereof:

9.2.7. <u>Distributions</u>. Declare or make any Distributions, except for (i) Upstream Payments, and (ii) so long as no Event of Default exists, repurchases of Equity Interests of Borrower not to exceed $500,000 in the aggregate per Fiscal Year in connection with any stock and retirement plans of Borrower.

(i)   By deleting the reference to "$15,000,000" that is contained in Section 9.2.14 of the Loan Agreement and by substituting in lieu thereof a reference to "$11,000,000."

(j)   By deleting Section 9.3.1 of the Loan Agreement in its entirety and by substituting the following new Section 9.3.1 in lieu thereof:

9.3.1   <u>Fixed Charge Coverage Ratio</u>.   Maintain a Fixed Charge Coverage Ratio, on a Consolidated basis, of not less than the following ratios for the periods applicable thereto:

Period	Ratio
Twelve months ended as of the last day of each Fiscal Quarter during Borrower's Fiscal Year 2003	1.1 to 1.0
Twelve months ended as of the last day of each Fiscal Quarter thereafter	1.15 to 1.0

(k)   By deleting Section 9.3.2 of the Loan Agreement in its entirety and by substituting the following new Section 9.3.2 in lieu thereof:

9.3.2. <u>Debt Coverage Ratio</u>. Maintain a Debt Coverage Ratio, on a Consolidated basis, of not more than (i) 4.75 to 1.0 for Borrower's four Fiscal Quarters ending March 30, 2003 and June 30, 2003, (ii) 4.50 to 1.0 for Borrower's four Fiscal Quarters ending September 30, 2003 (iii) 4.25 to 1.0 for Borrower's four Fiscal Quarters ending December 31, 2003 and (iv) 4.0 to 1.0 thereafter, as of the end of each Fiscal Quarter, for the four Fiscal Quarters ending with such period.

(l)   By adding the following new Section 9.3.5 to the Loan Agreement that reads as follows:

9.3.5.   <u>Interest Coverage Ratio</u>. Maintain an Interest Coverage Ratio, on a Consolidated basis, of not less than the amounts shown below for the period applicable thereto:

Period	Ratio
Twelve months ended as of the last day of each Fiscal Quarter during Borrower's Fiscal Year 2003	2.2 to 1.0
Twelve months ended as of the last day of each Fiscal Quarter during Borrower's Fiscal Year 2004	2.4 to 1.0
Twelve months ended as of the last day of each Fiscal Quarter thereafter	2.7 to 1.0

(m)   By adding the following new Section 11.1.22 to the Loan Agreement that reads as follows:

11.1.22.   Noteholders Documents. There shall occur a default or event of default under any of the Noteholders Documents.

(n)   By deleting Section 12.9.1(b) of the Loan Agreement and by substituting the following in lieu thereof:

(b)   amend the definitions of "Pro Rata," "Required Lenders," "Availability Reserve," "Borrowing Base" (and the other defined terms used in such definitions), or any provision of this Agreement obligating Agent to take certain actions at the direction of the Required Lenders or all Lenders, or any provision of any of the Loan Documents regarding the Pro Rata treatment or obligations of Lenders,

(o)   By adding the following sentence to the end of Section 13.3.1 of the Loan Agreement that reads as follows:

Notwithstanding anything to the contrary contained in this Section 13.3.1, when the consent of Agent is required under this Section 13.3.1 (or pursuant to the definition of "Eligible Assignee"), such consent of Agent shall not be unreasonably withheld.

(p)   By deleting Section 12.9.3 of the Loan Agreement and by substituting the following new Section 12.9.3 in lieu thereof:

12.9.3. Unless otherwise directed in writing by the Required Lenders, Agent may require Lenders to honor requests by Borrower for Out-of-Formula Loans (in which event, and notwithstanding anything to the contrary set forth in Section 1.1.1

or elsewhere in this Agreement, Lenders shall continue to make Revolver Loans up to their Pro Rata share of the Commitments) and to forbear from requiring Borrower to cure an Out-of-Formula Condition, whether or not an Event of Default exists, if and for so long as (i) such Out-of-Formula Condition does not continue for a period of more than 15 consecutive days, following which no Out-of-Formula Condition exists for at least 15 consecutive days before another Out-of-Formula Condition exists, (ii) the amount of the Revolver Loans (including any Out-of-Formula Loans) outstanding at any time does not exceed the aggregate of the Commitments at such time, and (iii) the Out-of-Formula Condition does not exceed $5,000,000. In no event shall Borrower or any other Obligor be deemed to be a beneficiary of this Section 12.9.3 or authorized to enforce any of the provisions of this Section 12.9.3.

(q)   By adding the following sentence to the end of Section 13.3.2 of the Loan Agreement that reads as follows:

Notwithstanding anything to the contrary contained in subsection (ii) of this Section 13.3.2, no $5,000 processing fee shall be payable in connection with any Assignment and Acceptance entered into on the Fourth Amendment Closing Date.

(r)   By deleting the amounts of each Lender's "Revolver Commitment" and "Term Loan Commitment" set forth opposite such Lender's name under such headings on the signature pages to the Loan Agreement and by substituting in lieu thereof the "Revolver Commitment," "Term Loan A Commitment" and "Term Loan B Commitment" set forth opposite such Lender's name under such headings on the signature pages to this Amendment.

(s)   By deleting the definition of "Applicable Margin" from Appendix A to the Loan Agreement and by substituting the following new definition in lieu thereof:

Applicable Margin - a percentage equal to .75% with respect to Revolver Loans that are Base Rate Loans, 3.0% with respect to Revolver Loans that are LIBOR Loans, 1.0% with respect to each Term Loan Advance made or outstanding as a Base Rate Loan, 3.50% with respect to each Term Loan Advance made or outstanding as a LIBOR Loan, and .50% with respect to fees payable to Lenders pursuant to Section 2.2.3; provided that, commencing with Agent's receipt of the financial statements described in **Section 9.1.3(ii)** of the Agreement for the period ended March 31, 2003*,* the Applicable Margin shall be increased or (if no Default or Event of Default exists) decreased, based upon the Leverage Ratio, as follows:

Leverage Ratio	Revolver Loans		Term Loan		Unused Line Fee
	Applicable Margin For:				
	Base Rate	LIBOR	Base Rate	LIBOR	
Greater than 5.0 to 1.0	1.00%	3.25%	1.25%	3.75%	.50%
If less than or equal to 5.0 to 1.0 but greater than 4.0 to 1.0	.75%	3.00%	1.00%	3.50%	.50%
If less than or equal to 4.0 to 1.0 but greater than 3.50 to 1.0	.50%	2.75%	.75%	3.25%	.50%
If less than or equal to 3.50 to 1.0	.25%	2.50%	.50%	3.00%	.375%

The Applicable Margin shall be subject to reduction or increase, as applicable and as set forth in the table above, on a quarterly basis according to the performance of Borrower as measured by the Leverage Ratio for the immediately preceding 4 Fiscal Quarters of Borrower. Except as set forth in the last sentence hereof, any such increase or reduction in the Applicable Margin provided for herein shall be effective 3 Business Days after receipt by Agent of the applicable financial statements and corresponding Compliance Certificate. If the financial statements and the Compliance Certificate of Borrower setting forth the Leverage Ratio are not received by Agent by the date required pursuant to **Section 9.1.3** of the Agreement, the Applicable Margin shall be determined as if the Leverage Ratio exceeds 5.0 to 1.0 until such time as such financial statements and Compliance Certificate are received and any Event of Default resulting from a failure timely to deliver such financial statements or Compliance Certificate is waived in writing by Agent and Lenders; provided, however, that nothing herein shall be deemed to prevent Agent and Lenders from charging interest at the Default Rate at any time that an Event of Default exists.

(t)   By deleting the reference to "$110,000,000" in the definition of "Revolver Commitments" in Appendix A to the Loan Agreement and by substituting a reference to "$90,000,000" in lieu thereof.

(u)   Effective upon the receipt by Agent of written confirmation that the shareholders of Fabrica have received the Fabrica Payment due under the Fabrica Purchase Documents and Agent's receipt of all common share certificates of Fabrica International, the definitions of "Fabrica Payment Reserve" and "Minimum Availability Reserve" shall be deleted from Appendix A to the Loan Agreement and the definition of "Availability Reserve" shall be amended to delete the references to "Fabrica Payment Reserve" and "Minimum Availability Reserve" therefrom.

(v)   By deleting the definitions of "Change of Control," "Fixed Charge Coverage Ratio," "Frierson Family," "LC Reserve," "Permitted Asset Dispositions," "Term Loan," "Term Loan Advance," "Term Loan Commitment" and "Term Note" in Appendix A to the Loan Agreement and by substituting the following new definitions in lieu thereof:

Change of Control - (i) the Frierson Family shall cease to own directly or indirectly, beneficially and of record, at least 51% (on a fully diluted basis) of the Voting Stock of Borrower; (ii) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act), other than the Frierson Family, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 15% or more, of the Voting Power of Borrower; (iii) during any period of twelve consecutive calendar months, a majority of the members of the Board do not constitute Continuing Directors; or (iv) Borrower shall cease to own and control 100% of the Equity Interests of any of C-Knit, Dixie Export (prior to its dissolution), Fabrica, Bretlin, Chroma or, following its organization, the Masland Subsidiary; or (v) Bretlin shall cease to own and control 100% of the Equity Interests of any of Candlewick, Dixie Logistics or Wingate.

Fixed Charge Coverage Ratio - for any period, the ratio of (i) Borrower's EBITDA for such period minus Borrower's Capital Expenditures for such period (but excluding Capital Expenditures financed with the proceeds of Debt for Money Borrowed other than Revolver Loans), minus Borrower's cash income taxes for such period (but excluding (x) the effect of income tax refunds with respect to prior fiscal periods and (y) the effect of income taxes relating to any one-time gain from any sale of assets), minus any Distributions made during such period, to (ii) regularly scheduled payments of principal and interest (excluding amounts paid during such period under the Existing SWAP Agreement) on Borrower's Funded Debt due during such period.

Frierson Family - shall mean Daniel K. Frierson, his brothers and their respective spouses, children and any trusts for the sole benefit of any of the foregoing Persons.

LC Reserve - at any date, the aggregate of all LC Obligations outstanding on such date, other than LC Obligations that are fully secured by Cash Collateral.

Permitted Asset Dispositions - a disposition of Real Estate or Equipment by Borrower or any other Obligor that has been approved by all Lenders in writing at the time of any such proposed disposition; provided, that, after the payment in full of the Fabrica Payment, the consent of Agent and Required Lenders only shall be required for any Permitted Asset Disposition; and provided, further, that so long as each of the Release Conditions are met, Borrower or its Subsidiaries, as applicable, may sell: (i) the Dalton, Georgia real Property of Borrower located at 1529 Waring Road, Dalton, Georgia 30720, (ii) the Chattanooga, Tennessee real Property owned by Borrower located at 1100 South Watkins Street, Chattanooga, Tennessee 37401, and (iii) real Property owned by Borrower in North Carolina including those parcels of real Property in Gaston and Cumberland Counties, North Carolina.

Term Loan - means, collectively, Term Loan A and Term Loan B.

Term Loan Advance - means, collectively, each Term Loan A Advance and each Term Loan B Advance.

Term Loan Commitment - means, collectively, the Term Loan A Commitments and the Term Loan B Commitments.

Term Note - means, collectively, each Term Note A and each Term Note B.

(w)   By adding the following new definitions to Appendix A to the Loan Agreement, in proper alphabetical sequence:

Board - the Board of Directors of Borrower or a committee of three or more directors lawfully exercising the relevant powers of the Board.

Continuing Director - (a) any member of the Board who was a director of Borrower as of the Fourth Amendment Closing Date ; and (b) any person who becomes a member of the Board after the Fourth Amendment Closing Date if such person was appointed or nominated for election to the Board by a majority of the Continuing Directors, but excluding any such person originally proposed for election in opposition to the Board in office at such date in an actual or threatened election contest relating to the election of the directors of Borrower and whose initial assumption of office resulted from such contest or the settlement thereof.

Debt Principal Payments - with respect to any Funded Debt, any principal repayments made or required to be made on account of Funded Debt; provided, that any repayment of Revolver Loans shall not be a Debt Principal Payment unless such principal repayment results in a permanent reduction of the Revolver Commitments to the extent permitted in the Agreement.

Designated Amount - on any date, with respect to the determination of Senior Funded Debt pursuant to Section 9.2.3 of the Agreement, the result of (a) $175,000,000 minus (b) all Debt Principal Payments on such Senior Funded Debt.

Designated Senior Funded Debt - on any date, all Senior Funded Debt except Capitalized Lease Obligations.

Fourth Amendment Closing Date - the date on which each of the conditions precedent set forth in the Fourth Amendment to Loan and Security Agreement among Borrower, Agent and Lenders are satisfied.

Interest Coverage Ratio - for any period, the ratio of (a) the sum of (i) Borrower's EBITDA, plus (ii) the amount of any payments by Borrower or any of its Subsidiaries, as lessee, under any synthetic lease transaction to (b) the sum of (i) Interest Expense, plus (ii) the amount of any payment by Borrower or any of its Subsidiaries, as lessee, under any synthetic lease transaction.

Interest Expense - with respect to any Person for any fiscal period, the sum of (a) interest expense (whether cash or non-cash) of such Person determined in accordance with GAAP for the relevant period ended on such date, including (i) amortization of original issue discount on any Indebtedness and of all fees payable in connection with the incurrence of such Indebtedness (to the extent included in interest expense); (ii) the interest portion of any deferred payment obligation; and (iii) the interest component of any Capitalized Lease Obligation.

Masland Subsidiary - a new wholly-owned Subsidiary of Borrower to be created pursuant to Section 9.1(n) of the Noteholder Purchase Agreements that will own all Properties of Borrower that constitute the Masland division of Borrower.

Noteholder - each holder of a Senior Secured Note.

Noteholders Agent - Tennebaum, in its capacity as collateral agent for each of the Noteholders.

Noteholders Intercreditor Agreement - the Intercreditor Agreement dated March 14, 2003, between Noteholder Agent and Agent, pursuant to which, among other things, such parties have established the relative priorities of their Liens with respect to the Collateral.

Note Purchase Agreements - those certain Note Purchase Agreements dated as of March 12, 2003, among the Noteholders, the Noteholders Agent and Borrower.

Noteholders Documents - the Note Purchase Agreements, the Senior Secured Notes and all other documents, instruments and agreements executed in connection therewith.

Senior Funded Debt - any Funded Debt that is entitled to the benefits of the subordination provisions set forth in the Convertible Debentures and the Senior Subordinated Notes including the Debt evidenced by the Senior Secured Notes, all Capitalized Lease Obligations and the Obligations.

Senior Secured Notes - the Senior Secured Notes due 2007 that have been issued by Borrower pursuant to the Note Purchase Agreements in an aggregate principal amount of up to $37,000,000.

Tennenbaum - Tennenbaum Capital Partners, LLC, a Delaware limited liability company.

Term Loan A - the aggregate of the Term Loan A Advances made by Lenders to Borrower pursuant to **Section 1.2.1** of the Agreement.

Term Loan B - the aggregate of the Term Loan B Advances made by Lenders to Borrower pursuant to **Section 1.2.2** of the Agreement.

Term Loan A Advance - an advance made by a Lender as part of the Term Loan A on the Closing Date and thereafter means each Lender's portion of Term Loan A.

Term Loan B Advance - an advance made by a Lender as part of the Term Loan B on March 14, 2003 and thereafter means each Lender's portion of Term Loan B.

Term Loan A Commitment - at any date for any Lender, the obligation of such Lender to make Term Loan A Advances pursuant to the terms and conditions of the Agreement, which shall not exceed the principal amount set forth opposite such Lender's name under the heading "Term Loan A Commitment" on the signature pages hereof (or any amendment to the Agreement) or the signature page of any Assignment and Acceptance by which it became a Lender, as modified from time to time pursuant to the terms of the Agreement or to give effect to any applicable Assignment and Acceptance; and the term "Term Loan A

Commitments" means the aggregate principal amount of the Term Loan A Commitments of all Lenders, the maximum amount of which shall be $33,782,384.28.

Term Loan B Commitment - at any date for any Lender, the obligation of such Lender to make Term Loan B Advances pursuant to the terms and conditions of the Agreement, which shall not exceed the principal amount set forth opposite such Lender's name under the heading "Term Loan B Commitment" on the signature pages hereof (or any amendment to the Agreement) or the signature page of any Assignment and Acceptance by which it became a Lender, as modified from time to time pursuant to the terms of the Agreement or to give effect to any applicable Assignment and Acceptance; and the term "Term Loan B Commitments" means the aggregate principal amount of the Term Loan B Commitments of all Lenders, the maximum amount of which shall be $4,550,951.72.

Term Note A - shall have the meaning ascribed to it in **Section 1.2.3** of the Agreement.

Term Note B - shall have the meaning ascribed to it in **Section 1.2.4** of the Agreement.

(x)　　By deleting Exhibit B to the Loan Agreement in its entirety and by substituting in lieu thereof the Exhibit B attached to this Amendment.

(y)　　By adding Exhibit B-2 to the Loan Agreement immediately following Exhibit B thereof in the form of Exhibit B-2 attached to this Amendment.

(z)　　By deleting the Schedules to the Loan Agreement and by substituting in lieu thereof the Schedules attached to this Amendment.

3.　　Assignment of Commitments by GECC and Transamerica.　The parties hereto acknowledge that General Electric Capital Corporation ("GECC") and Transamerica Business Capital Corporation ("Transamerica") are assigning 100% of their respective Commitments, share of the Loans under the Loan Documents and interest in the 1995 Bonds to Fleet, subject to the terms and conditions contained in **Section 13(i), (j)** and **(p)** hereof pursuant to Assignments and Acceptances, in substantially the form of Exhibit G to the Loan Agreement, executed by GECC and Transamerica, respectively, and their respective assignees.

4.　　GECC's Resignation as Documentation Agent.　The parties hereto acknowledge and agree that in connection with GECC's assignment of its Commitments and share of the Loans under the Loan Documents, GECC is resigning as Documentation Agent and shall have no further duties or obligations in such capacity.

5. **Consent to Dissolution of Dixie Export.** Borrower has advised Agent and Lenders that Borrower wishes to dissolve Dixie Export, a wholly-owned Subsidiary of Borrower, because Dixie Export is no longer necessary to the business of Borrower. Subject to the satisfaction of the conditions precedent contained in Section 13 of this Amendment, Agent and Lenders hereby consent to the dissolution of Dixie Export.

6. **Interest Rate Disclosure.** The Base Rate on the date hereof is 4.25% per annum and, therefore, the rate of interest in effect hereunder on the date hereof, expressed in simple interest terms, is 5.0% per annum with respect to any portion of the Revolver Loans bearing interest as a Base Rate Loan and is 5.25% per annum with respect to any portion of the Term Loan Advances bearing interest as a Base Rate Loan.

7. **Ratification and Reaffirmation.** Borrower hereby ratifies and reaffirms the Obligations, each of the Loan Documents and all of Borrower's covenants, duties, indebtedness and liabilities under the Loan Documents.

8. **Acknowledgments and Stipulations.** Borrower acknowledges and stipulates that the Loan Agreement and the other Loan Documents executed by Borrower are legal, valid and binding obligations of Borrower that are enforceable against Borrower in accordance with the terms thereof; all of the Obligations are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is hereby waived by Borrower); the security interests and liens granted by Borrower in favor of Agent are duly perfected, first priority security interests and liens; and the unpaid principal amount of the Revolver Loans on and as of March 14, 2003, totaled $42,943,209.50, the unpaid principal amount of the Term Loan A on and as of March 14, 2003, totaled $33,782,384.28, the unpaid amount of the LC Obligations on and as of March 14, 2003, totaled $1,500,000, and the unpaid principal amount of the 1995 Bonds on and as of March 14, 2003, totaled $7,000,000.

9. **Representations and Warranties.** Borrower represents and warrants to Agent and Lenders, to induce Agent and Lenders to enter into this Amendment, that no Default or Event of Default exists on the date hereof; the execution, delivery and performance of this Amendment have been duly authorized by all requisite corporate action on the part of Borrower and this Amendment has been duly executed and delivered by Borrower; and all of the representations and warranties made by Borrower in the Loan Agreement are true and correct on and as of the date hereof.

10. **Acknowledgments, Representations, Consents and Reaffirmations by Guarantors.** Each Guarantor hereby (i) acknowledges and stipulates that its respective Guaranty set forth in Section 15 of the Loan Agreement is a legal, valid and binding obligation of such Guarantor that is enforceable against such Guarantor in accordance with the terms thereof, (ii) represents and warrants that this Amendment has been duly executed and delivered by such Guarantor and that all of the representations and warranties made by such Guarantor in the Guaranty are true and correct on and as of the date hereof, (iii) consents to Borrower's execution and delivery of this Amendment and of the other documents, instruments or agreements Borrower agrees to execute and deliver pursuant hereto, and (iv) affirms that nothing contained herein shall modify in any respect whatsoever the Guaranty and reaffirms that the Guaranty is and shall remain in full force and effect.

11.   **Reference to Loan Agreement.**   Upon the effectiveness of this Amendment, each reference in the Loan Agreement to "this Agreement," "hereunder," or words of like import shall mean and be a reference to the Loan Agreement, as amended by this Amendment.

12.   **Breach of Amendment.**   This Amendment shall be part of the Loan Agreement and a breach of any representation, warranty or covenant herein shall constitute an Event of Default.

13.   **Conditions Precedent.**   The effectiveness of the amendments contained herein are subject to the satisfaction of each of the following conditions precedent, in form and substance satisfactory to Agent and Lenders, unless satisfaction thereof is specifically waived in writing by Agent:

        (a)   No Default or Event of Default shall exist;

        (b)   Agent shall have received a duly executed counterpart of this Amendment, together with such additional documents, instruments and certificates as Agent and Lenders shall require in connection therewith;

        (c)   Each Lender shall have received (i) an Amended and Restated Revolver Note in the amount of its Revolver Commitment (as amended hereby) in the form of Exhibit A attached hereto, (ii) a Term Note A in the amount of its amended Term Loan A Commitment (as amended hereby) and (iii) a Term Note B in the amount of its Term Loan B Commitment;

        (d)   Each Lender shall have funded its Commitments;

        (e)   Agent shall have received a Stock Pledge Agreement from Borrower pursuant to which Borrower shall pledge to Agent, for the Pro Rata benefit of Lenders, one hundred percent (100%) of the Equity Interests of Borrower in Fabrica as security for the Obligations;

        (f)   Agent shall have received a fully executed counterpart of the Noteholders Intercreditor Agreement;

        (g)   Agent and Lenders shall have received and found acceptable in all respects the Noteholders Documents;

        (h)   Agent shall have received confirmation of the issuance of the Senior Secured Notes and the receipt by Borrower from Noteholders of not less than $37,000,000, in immediately available funds;

(i)   GECC shall have assigned all of its Commitments and Loans (including its interest in the 1995 Bonds) under the Loan Documents and, with respect thereto, Agent shall have received (i) a fully executed counterpart of an Assignment and Acceptance, (ii) a Notice of Assignment and Acceptance, and (iii) evidence that all other requirements and conditions of such assignment have been satisfied under Section 13.3 of the Loan Agreement;

(j)   Transamerica shall have assigned all of its Commitments and Loans (including its interest in the 1995 Bonds) under the Loan Documents and, with respect thereto, Agent shall have received (i) a fully executed counterpart of an Assignment and Acceptance, (ii) a Notice of Assignment and Acceptance, and (iii) evidence that all other requirements and conditions of such assignment have been satisfied under Section 13.3 of the Loan Agreement;

(k)   Agent shall have received a duly executed payoff letter from the shareholders of Fabrica evidencing their agreement to deliver to Agent all common share certificates of Fabrica International, together with irrevocable stock powers with respect to such Equity Interests, upon their receipt of the Fabrica Payment due under the Fabrica Purchase Documents;

(l)   Borrower shall have delivered to Agent an amendment to each of the Mortgages;

(m)   Agent shall have received, reviewed and found acceptable a fully paid mortgagee title insurance endorsements (or binding commitments to issue title insurance endorsements, marked to Agent's satisfaction to evidence the form of such policies to be delivered after the date hereof), in standard ALTA form, issued by Chicago Title Insurance Company, insuring each of the Mortgages to create a valid Lien on the Real Estate and valid Liens on the leasehold interest described therein with no exceptions which Agent shall not have approved in writing and no survey exceptions;

(n)   Agent shall have received legal opinions from Borrower's and Guarantors' local counsel, in satisfactory form and scope, as to this Amendment, the Loan Agreement, the other Loan Documents, the Collateral and all of the transactions contemplated hereby and thereby;

(o)   Agent shall have received assurances that Agent's Liens constitute valid and perfected security interests and Liens, and that there are no other Liens upon any Collateral except for Permitted Liens;

(p)   Fleet shall have received duly executed Assignment and Acceptances from each of Foothill Capital Corporation, Congress Financial Corporation (Southern) and LaSalle Business Credit, LLC, pursuant to which each such Lender shall have agreed to the assignment by Fleet to each such Lender of a portion of the Revolver Commitments, Term Loan A Commitments, outstanding Revolver Loans and Term Loan A, not to exceed the amount of such Lender's Revolver Commitment and Term Loan A Commitment listed on the signature pages hereto;

(q)   No material adverse change, in the reasonable judgment of Agent, shall have occurred in the business, assets or financial condition of Borrower or Guarantors and any of their subsidiaries taken as a whole since the most recent financial statements provided to Agent;

(r)   Agent shall have received, reviewed and found acceptable all information regarding material pending or threatened litigation or proceedings in any judicial or administrative forum;

(s)   No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain damages in respect of, or which is related to or arises out of the Loan Documents or the consummation of the transactions contemplated thereby;

(t)   No event shall have occurred and no condition shall exist which has or may be reasonably likely to have a Material Adverse Effect;

(u)   Agent shall have determined, and Lenders shall be satisfied that after giving effect to this Amendment and the satisfaction by Borrower of all of its obligations under the Fabrica Purchase Documents, Availability is not less than $10,000,000.

(v)   Borrower shall have paid, or made provision for the payment on the date hereof of, all fees and expenses set forth in Section 13 hereof;

(w)   Borrower shall have given written notice to Agent in accordance with the terms of Section 1.1.5 of the Loan Agreement of Borrower's election to reduce the amount of the Revolver Commitments from $110,000,000 to $90,000,000 and shall have paid the $200,000 fee associated with such reduction to Agent for the Pro Rata benefit of Lenders; and

(x)   All conditions precedent set forth in this Section 13 are satisfied on or before March 14, 2003.

14.   Amendment Fee; Expenses of Agent. In consideration of Agent's and Lenders' willingness to enter into this Amendment and modify the terms of the Loan Agreement as set forth herein, Borrower agrees to pay to Agent, for the Pro Rata benefit of the Lenders, an amendment fee in the amount of $250,000 in immediately available funds on the date hereof. Additionally, Borrower agrees to pay, **on demand**, all costs and expenses incurred by Agent in connection with the preparation, negotiation and execution of this Amendment and any other Loan Documents executed pursuant hereto and any and all amendments, modifications, and supplements thereto, including, without limitation, the costs and fees of Agent's legal counsel and any taxes or expenses associated with or incurred in connection with any instrument or agreement referred to herein or contemplated hereby.

15.   Effectiveness; Governing Law. This Amendment shall be effective upon acceptance by Agent and Lenders (notice of which acceptance is hereby waived), whereupon the same shall be governed by and construed in accordance with the internal laws of the State of Georgia.

16.   **Successors and Assigns**. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

17.   **No Novation, etc.**. Except as otherwise expressly provided in this Amendment, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This Amendment is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

18.   **Counterparts; Telecopied Signatures**. This Amendment may be executed in any number of counterparts and by different parties to this Amendment on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

19.   **Further Assurances**. Borrower and each Guarantor agrees to take such further actions as Agent and Lenders shall reasonably request from time to time in connection herewith to evidence or give effect to the amendments set forth herein or any of the transactions contemplated hereby.

20.   **Section Titles**. Section titles and references used in this Amendment shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreements among the parties hereto.

21.   **Release of Claims. To induce Agent and Lenders to enter into this Amendment, Borrower and each Guarantor hereby releases, acquits and forever discharges Agent and each Lender, and all officers, directors, agents, employees, successors and assigns of Agent and Lenders, from any and all liabilities, claims, demands, actions or causes of action of any kind or nature (if there be any), whether absolute or contingent, disputed or undisputed, at law or in equity, or known or unknown, that Borrower or such Guarantor now has or ever had against Agent or any Lender arising under or in connection with any of the Loan Documents or otherwise. Borrower and each Guarantor represents and warrants to Agent and Lenders that neither Borrower nor any Guarantor has transferred or assigned to any Person any claim that Borrower or any Guarantor ever had or claimed to have against Agent or any Lender.**

22.   **Waiver of Jury Trial. To the fullest extent permitted by applicable law, the parties hereto each hereby waives the right to trial by jury in any action, suit, counterclaim or proceeding arising out of or related to this Amendment**.

[Signatures will commence on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed under seal and delivered by their respective duly authorized officers on the date first written above.

ATTEST: **THE DIXIE GROUP, INC.**
                                               ("Borrower")

 /s/ Geoffrey G. Young   By: /s/ Daniel K. Frierson
Assistant Secretary   Title: Chairman

[CORPORATE SEAL]   By: /s/ Gary A. Harmon
                                               Title: Vice President and Chief Financial Officer

ATTEST: **FABRICA INTERNATIONAL**
                                               ("Guarantor")

 /s/ Geoffrey G. Young   By: /s/ Gary A. Harmon
Assistant Secretary   Title: Vice President

[CORPORATE SEAL]

ATTEST: **BRETLIN, INC.**
                                               ("Guarantor")

 /s/ Geoffrey G. Young   By: /s/ Gary A. Harmon
Assistant Secretary   Title: Vice President

[CORPORATE SEAL]

ATTEST: **CANDLEWICK YARNS, INC.**
                                               ("Guarantor")

 /s/ Geoffrey G. Young   By: /s/ Gary A. Harmon
Secretary   Title: Vice President

[CORPORATE SEAL]

ATTEST: **CHROMA TECHNOLOGIES, INC.**
                                               ("Guarantor")

 /s/ Geoffrey G. Young   By: /s/ Gary A. Harmon
Assistant Secretary   Title: Vice President

[CORPORATE SEAL]

[Signatures will continue on the following page]

ATTEST: **DIXIE GROUP LOGISTICS, INC.**
("Guarantor")

 /s/ Geoffrey G. Young   By: /s/ Gary A. Harmon
Assistant Secretary   Title: Vice President

[CORPORATE SEAL]

Revolver Commitment: $27,391,306.00   **FLEET CAPITAL CORPORATION**,
Term Loan A Commitment: $10,281,595.68   as Agent and a Lender
Term Loan B Commitment: $1,385,072.32

                                         By: /s/ Elizabeth L. Waller
                                         Title: Senior Vice President

Revolver Commitment: $27,391,306.00   **CONGRESS FINANCIAL**
Term Loan A Commitment: $10,281,596.68   **CORPORATION (SOUTHERN)**,
Term Loan B Commitment: $1,385,072.32   as Co-Agent and a Lender

                                         By: /s/ Fred Ernst
                                         Title: Vice President

Revolver Commitment: $17,608,694.00   **LASALLE BUSINESS CREDIT, LLC**,
Term Loan A Commitment: $6,609,596.46   successor by merger to LaSalle Business Credit,
Term Loan B Commitment: $890,403.54   Inc., as a Lender

                                         By: /s/ Dan Gallagher
                                         Title: Senior Vice President

Revolver Commitment: $17,608,694.00   **FOOTHILL CAPITAL CORPORATION,**
Term Loan A Commitment: $6,609,596.46   as a Lender
Term Loan B Commitment: $890,403.54

                                         By: /s/ Rina Shinoda
                                         Title: Vice President

Exhibit A

FORM OF AMENDED AND RESTATED REVOLVER NOTE

U.S. $_____.__   March ___, 2003
                                                      Atlanta, Georgia

FOR VALUE RECEIVED, the undersigned, **THE DIXIE GROUP, INC.**, a Tennessee corporation (hereinafter referred to as "Borrower"), hereby unconditionally promises to pay to the order of _____ (herein, together with any subsequent holder hereof, called the "Holder") the principal sum of $_____ or such lesser sum as may constitute Holder's Pro Rata share of the outstanding principal amount of all Revolver Loans pursuant to the terms of the Loan Agreement (as defined below) on the date on which such outstanding principal amounts become due and payable pursuant to **Section 4.2** of the Loan Agreement, in strict accordance with the terms thereof. Borrower likewise unconditionally promises to pay to Holder interest from and after the date hereof on Holder's Pro Rata share of the outstanding principal amount of Revolver Loans at such interest rates, payable at such times, and computed in such manner as are specified in **Section 2.1** of the Loan Agreement, in strict accordance with the terms thereof.

This Amended and Restated Revolver Note ("Note") is issued pursuant to, and is one of the "Revolver Notes" referred to in, the Loan and Security Agreement dated May 14, 2002 (as the same may be amended from time to time, the "Loan Agreement"), among Borrower, the guarantors noted therein, Fleet Capital Corporation, as collateral and administrative agent (in such capacity, "Agent") for itself and the financial institutions from time to time parties thereto as lenders ("Lenders"), Congress Financial Corporation (Southern), as Co-Agent and such Lenders, and Holder is and shall be entitled to all benefits thereof and of all Loan Documents executed and delivered in connection therewith. All capitalized terms used herein, unless otherwise defined herein, shall have the meanings ascribed to such terms in the Loan Agreement.

The repayment of the principal balance of this Note is subject to the provisions of **Section 4.2** of the Loan Agreement. The entire unpaid principal balance and all accrued interest on this Note shall be due and payable immediately upon the termination of the Commitments as set forth in **Section 5.2** of the Loan Agreement.

All payments of principal and interest shall be made in Dollars in immediately available funds as specified in the Loan Agreement.

Upon or after the occurrence of an Event of Default and for so long as such Event of Default exists, the principal balance and all accrued interest of this Note may be declared (or shall become) due and payable in the manner and with the effect provided in the Loan Agreement, and the unpaid principal balance hereof shall bear interest at the Default Rate as and when provided in **Section 2.1.5** of the Loan Agreement. Borrower agrees to pay, and save Holder harmless against, any liability for the payment of, all costs and expenses, including, but not limited to, reasonable attorneys' fees, if this Note is collected by or through an attorney-at-law.

All principal amounts of Revolver Loans made by Holder to Borrower pursuant to the Loan Agreement, and all accrued and unpaid interest thereon, shall be deemed outstanding under this Note and shall continue to be owing by Borrower until paid in accordance with the terms of this Note and the Loan Agreement.

In no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof or otherwise, shall the amount paid or agreed to be paid to Holder for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto; and, in the event of any such payment inadvertently paid by Borrower or inadvertently received by Holder, such excess sum shall be, at Borrower's option, returned to Borrower forthwith or credited as a payment of principal, but shall not be applied to the payment of interest. It is the intent hereof that Borrower not pay or contract to pay, and that Holder not receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by Borrower under Applicable Law.

Time is of the essence of this Note. To the fullest extent permitted by Applicable Law, Borrower, for itself and its legal representatives, successors and assigns, expressly waives presentment, demand, protest, notice of dishonor, notice of non-payment, notice of maturity, notice of protest, presentment for the purpose of accelerating maturity, diligence in collection, and the benefit of any exemption or insolvency laws.

Wherever possible each provision of this Note shall be interpreted in such a manner as to be effective and valid under Applicable Law, but if any provision of this Note shall be prohibited or invalid under Applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or remaining provisions of this Note. No delay or failure on the part of Holder in the exercise of any right or remedy hereunder shall operate as a waiver thereof, nor as an acquiescence in any default, nor shall any single or partial exercise by Holder of any right or remedy preclude any other right or remedy. Holder, at its option, may enforce its rights against any Collateral securing this Note without Agent or Holder enforcing its rights against Borrower, any Guarantor of the indebtedness evidenced hereby or any other property or indebtedness due or to become due to Borrower. Borrower agrees that, without releasing or impairing Borrower's liability hereunder, Holder or Agent may at any time release, surrender, substitute or exchange any Collateral securing this Note and may at any time release any party primarily or secondarily liable for the indebtedness evidenced by this Note.

This Note amends and restates that certain Revolver Note dated May 14, 2002, from Borrower to Holder in the original principal amount of $_____ (the "Prior Note"). Nothing contained herein or in the Prior Note shall constitute a novation or an accord and satisfaction.

The rights of Holder and obligations of Borrower hereunder shall be construed in accordance with and governed by the laws (without giving effect to the conflict of law principles thereof) of the State of Georgia. This Note is intended to take effect as an instrument under seal under Georgia law.

IN WITNESS WHEREOF, Borrower has caused this Note to be executed under seal and delivered by its duly authorized officers on the date first above written.

<u>BORROWER</u>:

ATTEST:

THE DIXIE GROUP, INC.
("Borrower")

 /s/ Geoffrey G. Young
Assistant Secretary

By: /s/ Daniel K. Frierson
Title: Chairman

[CORPORATE SEAL]

By: /s/ Gary A. Harmon
Title: Vice President and Chief Financial Officer

Exhibit B

FORM OF TERM NOTE A

U.S. $_____.____   March __, 2003
                                                              Atlanta, Georgia

        FOR VALUE RECEIVED, the undersigned, **THE DIXIE GROUP, INC.**, a Tennessee corporation (hereinafter referred to as "Borrower"), hereby unconditionally promises to pay to the order of _____ (herein, together with any subsequent holder hereof, called the "Holder"), the principal sum of $_____, or so much thereof as represents Holder's Pro Rata share of the outstanding principal amount of all Term Loan A Commitments pursuant to the terms of the Loan Agreement (as defined below), on the dates on which such outstanding principal amounts become due and payable pursuant to **Section 4.3** of the Loan Agreement, in strict accordance with the terms thereof. Borrower likewise unconditionally promises to pay to Holder interest from and after the date hereof on the unpaid principal balance hereof at such interest rates, payable at such times and computed in such manner as are specified in **Section 2.1** of the Loan Agreement, in strict accordance with the terms thereof.

        This Term Note A ("Note") is issued pursuant to, and is one of the "Term Notes A" referred to in, the Loan and Security Agreement, dated May 14, 2002 (as at any time amended, the "Loan Agreement"), among Borrower, the guarantors noted therein, Fleet Capital Corporation, as collateral and administrative agent (in such capacity, "Agent") for itself and the financial institutions from time to time parties thereto as lenders ("Lenders"), Congress Financial Corporation (Southern), as Co-Agent and such Lenders, and Holder is and shall be entitled to all benefits thereof and of all Loan Documents executed and delivered in connection therewith. All capitalized terms used herein, unless otherwise defined herein, shall have the meanings ascribed to such terms in the Loan Agreement.

        This Note is subject to mandatory prepayment in accordance with the provisions of **Section 4.3.3** of the Loan Agreement and to prepayment premiums in accordance with the provisions of **Section 4.3.4** of the Loan Agreement. Notwithstanding anything to the contrary contained herein, the entire unpaid principal balance of and accrued interest on this Note shall be due and payable immediately upon the termination of the Commitments as set forth in **Section 5.2.4** of the Loan Agreement.

        All payments of principal and interest shall be made in Dollars and in immediately available funds to Agent for Holders' benefit at the Payment Office specified in the Loan Agreement.

        Upon or after the occurrence of an Event of Default, the principal balance and all accrued interest of this Note may be declared (or shall become) due and payable in the manner and with the effect provided in the Loan Agreement and the unpaid balance hereof shall bear interest at the Default Rate as and when provided in **Section 2.1.5** of the Loan Agreement. If this Note is collected by or through an attorney at law, then Borrower shall be obligated to pay, in addition the principal balance and accrued interest hereof, reasonable attorneys' fees, expenses and court costs.

In no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof or otherwise, shall the amount paid or agreed to be paid to Holder for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto; and, in the event of any such payment inadvertently paid by Borrower or inadvertently received by Holder, such excess sum shall be, at Borrower's option, returned to Borrower forthwith or credited as a payment of principal, but shall not be applied to the payment of interest. It is the intent hereof that Borrower not pay or contract to pay, and that Holder not receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by Borrower under Applicable Law.

Time is of the essence of this Note. To the fullest extent permitted by Applicable Law, Borrower, for itself and its legal representatives, successors and assigns, expressly waives presentment, demand, protest, notice of dishonor, notice of non-payment, notice of maturity, notice of protest, presentment for the purpose of accelerating maturity, diligence in collection, and the benefit of any exemption or insolvency laws.

Wherever possible each provision of this Note shall be interpreted in such a manner as to be effective and valid under Applicable Law, but if any provision of this Note shall be prohibited or invalid under Applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or remaining provisions of this Note. No delay or failure on the part of Holder in the exercise of any right or remedy hereunder shall operate as a waiver thereof, nor as an acquiescence in any default, nor shall any single or partial exercise by Holder of any right or remedy preclude any other right or remedy. Holder, at its option, may enforce its rights against any Collateral securing this Note without Agent or Holder enforcing its rights against Borrower, any Guarantor of the indebtedness evidenced hereby or any other property or indebtedness due or to become due to Borrower. Borrower agrees that, without releasing or impairing Borrower's liability hereunder, Holder may at any time release, surrender, substitute or exchange any Collateral securing this Note and may at any time release any party primarily or secondarily liable for the indebtedness evidenced by this Note.

The rights of Holder and obligations Borrower hereunder shall be construed in accordance with and governed by the laws (without giving effect to the conflict of law principles thereof) of the State of Georgia. This Note is intended to take effect as an instrument under seal under Georgia law.

IN WITNESS WHEREOF, Borrower has caused this Note to be executed under seal and delivered by its duly authorized officers, on the date first above written.


BORROWER:


ATTEST: **THE DIXIE GROUP, INC.**
                                             ("Borrower")

 /s/ Geoffrey G. Young   By: /s/ Daniel K. Frierson
Assistant Secretary   Title: Chairman

[CORPORATE SEAL]   By: /s/ Gary A. Harmon
                                             Title: Vice President and Chief Financial Officer

Exhibit B-2

FORM OF TERM NOTE B

U.S. $_____.___   March __, 2003
                                                            Atlanta, Georgia

        FOR VALUE RECEIVED, the undersigned, **THE DIXIE GROUP, INC.**, a Tennessee corporation (hereinafter referred to as "Borrower"), hereby unconditionally promises to pay to the order of _____ (herein, together with any subsequent holder hereof, called the "Holder"), the principal sum of $_____, or so much thereof as represents Holder's Pro Rata share of the outstanding principal amount of all Term Loan B Commitments pursuant to the terms of the Loan Agreement (as defined below), on the dates on which such outstanding principal amounts become due and payable pursuant to **Section 4.3** of the Loan Agreement, in strict accordance with the terms thereof. Borrower likewise unconditionally promises to pay to Holder interest from and after the date hereof on the unpaid principal balance hereof at such interest rates, payable at such times and computed in such manner as are specified in **Section 2.1** of the Loan Agreement, in strict accordance with the terms thereof.

        This Term Note B ("Note") is issued pursuant to, and is one of the "Term Notes B" referred to in, the Loan and Security Agreement, dated May 14, 2002 (as at any time amended, the "Loan Agreement"), among Borrower, the guarantors noted therein, Fleet Capital Corporation, as collateral and administrative agent (in such capacity, "Agent") for itself and the financial institutions from time to time parties thereto as lenders ("Lenders"), Congress Financial Corporation (Southern), as Co-Agent and such Lenders, and Holder is and shall be entitled to all benefits thereof and of all Loan Documents executed and delivered in connection therewith. All capitalized terms used herein, unless otherwise defined herein, shall have the meanings ascribed to such terms in the Loan Agreement.

        This Note is subject to mandatory prepayment in accordance with the provisions of **Section 4.3.3** of the Loan Agreement and to prepayment premiums in accordance with the provisions of **Section 4.3.4** of the Loan Agreement. Notwithstanding anything to the contrary contained herein, the entire unpaid principal balance of and accrued interest on this Note shall be due and payable immediately upon the termination of the Commitments as set forth in **Section 5.2.4** of the Loan Agreement.

        All payments of principal and interest shall be made in Dollars and in immediately available funds to Agent for Holders' benefit at the Payment Office specified in the Loan Agreement.

        Upon or after the occurrence of an Event of Default, the principal balance and all accrued interest of this Note may be declared (or shall become) due and payable in the manner and with the effect provided in the Loan Agreement and the unpaid balance hereof shall bear interest at the Default Rate as and when provided in **Section 2.1.5** of the Loan Agreement. If this Note is collected by or through an attorney at law, then Borrower shall be obligated to pay, in addition the principal balance and accrued interest hereof, reasonable attorneys' fees, expenses and court costs.

In no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof or otherwise, shall the amount paid or agreed to be paid to Holder for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto; and, in the event of any such payment inadvertently paid by Borrower or inadvertently received by Holder, such excess sum shall be, at Borrower's option, returned to Borrower forthwith or credited as a payment of principal, but shall not be applied to the payment of interest. It is the intent hereof that Borrower not pay or contract to pay, and that Holder not receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by Borrower under Applicable Law.

Time is of the essence of this Note. To the fullest extent permitted by Applicable Law, Borrower, for itself and its legal representatives, successors and assigns, expressly waives presentment, demand, protest, notice of dishonor, notice of non-payment, notice of maturity, notice of protest, presentment for the purpose of accelerating maturity, diligence in collection, and the benefit of any exemption or insolvency laws.

Wherever possible each provision of this Note shall be interpreted in such a manner as to be effective and valid under Applicable Law, but if any provision of this Note shall be prohibited or invalid under Applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or remaining provisions of this Note. No delay or failure on the part of Holder in the exercise of any right or remedy hereunder shall operate as a waiver thereof, nor as an acquiescence in any default, nor shall any single or partial exercise by Holder of any right or remedy preclude any other right or remedy. Holder, at its option, may enforce its rights against any Collateral securing this Note without Agent or Holder enforcing its rights against Borrower, any Guarantor of the indebtedness evidenced hereby or any other property or indebtedness due or to become due to Borrower. Borrower agrees that, without releasing or impairing Borrower's liability hereunder, Holder may at any time release, surrender, substitute or exchange any Collateral securing this Note and may at any time release any party primarily or secondarily liable for the indebtedness evidenced by this Note.

The rights of Holder and obligations Borrower hereunder shall be construed in accordance with and governed by the laws (without giving effect to the conflict of law principles thereof) of the State of Georgia. This Note is intended to take effect as an instrument under seal under Georgia law.

IN WITNESS WHEREOF, Borrower has caused this Note to be executed under seal and delivered by its duly authorized officers, on the date first above written.


BORROWER:


ATTEST: **THE DIXIE GROUP, INC.**
                                                         ("Borrower")

 /s/ Geoffrey G. Young   By: /s/ Daniel K. Frierson
Assistant Secretary   Title: Chairman

[CORPORATE SEAL]   By: /s/ Gary A. Harmon
                                               Title: Vice President and Chief Financial Officer